FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Craft Joseph W.	2. Issuer Name and Ticker or Trading Symbol Alliance Resource Partners "ARLP")		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director X 10% Owner X Officer (give title below) Other (specify below) President and Chief Executive Office
(Last) (First) (Middle) 1717 S. Boulder Avenue Suite 600	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 2/14/03
(Street) Tulsa, OK 74119		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Unit								60,000	D
Common Unit								1,000	I	By sons
Common Unit								1,232,780	I	(1)
Common Unit								21,156	I	(8)
Common Unit	`							142,844	I	(2)
Common Unit								80,658	I	(3)
Common Unit								230,762	I	(4)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Phantom unit	1 for 1	2/14/03		A		318		(5)	(5)	Common Unit	318		14,581	D
Restricted unit	1 for 1							(6)	(6)				140,000	D
Subordinated Units													6,422,531	I	(7)

Explanation of Responses:

(1) The reporting person indirectly holds 1,232,780 Common Units of ARLP though ARH-II, of which he is the sole director and majority shareholder. ARH-II holds all of the outstanding shares of Alliance Resource Holdings, Inc. ("ARH"). ARH, in turn holds all of the outstanding shares of Alliance Resourec GP, LLC ("SGP"). The SGP directly holds 1,232,780 Common Units of ARLP as well as other assets. The reporting person disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.
(2) The reporting person indirectly holds 142,844 Common Units of ARLP through AMH-II, LLC ("AMH-II"). The reporting person is the majority member of AMH-II and sole director. The reporting person disclaims beneficial ownership of the reported securities except tot he extent of his pecuniary interest therein.
(3) The reportin person indirectly holds 80,658 Common Units of ARLP through Alliance Mangement Holdings, LLP ("AMH") of which he is the sole director. The reporting person disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.
(4) The reporting person indirectly holds 230,762 Common Units of ARLP through AMH-II, LLC ("AMH-II"). The reporting person is the majority member of AMH-II and sole director. The reporting person disclaims beneficial ownership of the reported securities except tot he extent of his pecuniary interest therein.
(5) The Phantom units are to be settled in either cash or ARLP common units, at the election of the Compensation Committee, upon the reporting person's death or termination.
(6) The Restricted units will vest when the issuer meets certain financial tests described in the Agreement of Limited Partnership of the Issuer which would typically be no earlier than September 30, 2004. Once vested the restricted units are to be settled in either cash or ARLP common units, at the election of the Compensation Committee.
(7) The reporting person indirectly holds 6,422,531 Subordinated Units of ARLP though ARH-II, of which he is the sole director and majority shareholder. ARH-II holds all of the outstanding shares of ARH. ARH, in turn holds all of the outstanding shares of SGP. The SGP directly holds 6,422,531 Subordinated Units of ARLP as well as other assets. The reporting person disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein. The Subordinated Units will convert into Common Units if the issurer meets certain financial tests described in the Agreement of Limited Partnership of the Issuer. IF these tests are met, one-half of the Subordinated Untis will automatically convert into Common Units no earlier than September 30, 2003. The balance would be eligible for conversion no earlier than September 30, 2004.
(8) The reporting person indirectly holds 21,156 Common Units of ARLP through Alliance Management Holdings, LLC ("AMH") of which he is the sole director. The reporting person disclaims beneficial ownershipof the reported securities except to the extend of his pecuniary interest therein.

By: /s/ Joseph W. Craft **Signature of Reporting Person	February 14, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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